Exhibit 99.3
NEWS RELEASE

CONTACTS:   Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RAMPS UP OPERATIONS AT NEW FACILITY DEDICATED
TO TURNKEY OEM PRODUCTION

--Signs Non-Binding Letter of Intent to Acquire Metal and Tool Operations Near Shanghai, China--

HONG KONG -November 22, 2005 - Highway Holdings Limited (Nasdaq: HIHO) today announced that it has commenced operations at a second, smaller manufacturing facility located in Heyuan, China, approximately 100 miles east of its headquarters in Long Hua, China.

“The new factory is dedicated to producing most of the components and to assembling the completed finished products for a leading international OEM organization. Under a pilot program designed to evaluate the feasibility of operating in this new region, supported by an upgraded physical structure and enhanced appearance, we are focused on producing complete lighting fixtures for a current customer whose products we have been manufacturing at our Long Hua factory. Several other current customers have expressed tremendous interest in Highway Holdings’ first-class turnkey OEM production at this new location and we look forward to using this modern operation as a showcase for the company’s capabilities,” said Roland Kohl, chairman and chief executive officer.

He noted that the location of the Heyuan facility also offers economic advantages over the company’s main manufacturing facility in Long Hua in terms of lower electricity, water and rent expenses, despite the higher transportation costs. Kohl added that the roughly 50,000 square foot Heyuan factory and dormitory facility currently employs approximately 100 people. Kohl noted that the company has negotiated an option to purchase a 500,000 square foot property located adjacent to its Heyaun facility to accommodate future expansion and the possible relocation of other operations from its Long Hua headquarters.

  Separately, the company said it has signed a non-binding letter of intent to acquire majority ownership of a metal company and a tool-making operation. Both entities are located in Wuxi, China, approximately 100 miles west of Shanghai. Although the two acquisitions, if consummated, would not initially materially increase the company’s revenues, the acquisitions are expected to bolster the company’s metal manufacturing capacity and would further geographically diversify the company’s operations in China. “The metal operation in Wuxi could serve as a manufacturing base for potential future business opportunities associated with the German automotive industry located in the Shanghai region,” Kohl said.

(more)

Highway Holdings Ltd.
2-2-2

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the company’s ability to meet the Nasdaq continued listing requirements, and various economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission and the company’s annual reports on Form 20-F.

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